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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                                 SCHEDULE 13D/A
        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)
                               ------------------

                            INTEK GLOBAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                 SECURICOR PLC
                             SECURITY SERVICES PLC
                             IGC ACQUISITION CORP.
                                   (BIDDERS)
                               ------------------

          COMMON STOCK, PAR VALUE $.01 PER SHARE                                    458134 10 3
              (TITLE OF CLASS OF SECURITIES)                           (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ------------------

                                NIGEL GRIFFITHS
                                 SECURICOR PLC
                               SUTTON PARK HOUSE
                             SUTTON, SURREY SM1 4LD
                                    ENGLAND
                              011 44 181 770 7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                               ------------------

                                   COPIES TO:

                             DAVID LEFKOWITZ, ESQ.
                            DOUGLAS P. WARNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
   $60,969,976                                       $12,194.00***
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

  * For purposes of calculating the filing fee only. This amount assumes the purchase of 20,238,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $3.0125 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,373,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,865,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price less than $3.0125 per share.

 ** The amount of filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

*** A filing fee of $10,876.25 was paid in connection with the initial filing of this Schedule 14D-1 with the Securities and Exchange Commission on June 16, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount previously paid: Not applicable          Filing party: Not applicable
        Form or registration no.: Not applicable        Date filed: Not applicable

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

-----------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                                     SECURICOR PLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                    NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                         (b)  [ ]
-----------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           N/A

-----------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)

-----------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED KINGDOM

-----------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           39,554,649*

-----------------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
           70.73%

-----------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON:
           CO

-----------------------------------------------------------------------------------------------------------

* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Securicor plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-----------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                                     SECURITY SERVICES PLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                    NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                         (b)  [ ]
-----------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           N/A

-----------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)

-----------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED KINGDOM

-----------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           39,554,649*

-----------------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
           SHARES

-----------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
           70.73%

-----------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON:
           CO

-----------------------------------------------------------------------------------------------------------

* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Security Services plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-----------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                                     IGC ACQUISITION CORP.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                    NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                         (b)  [ ]
-----------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           N/A

-----------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f)

-----------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           DELAWARE

-----------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           -0-

-----------------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
           -0-

-----------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON:
           CO

-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                                     SECURICOR COMMUNICATIONS
                                                                         LIMITED
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                    NOT APPLICABLE
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                         (b)  [ ]
-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           OO

-------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)

-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED KINGDOM

-------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           38,617,607*

-------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
           69.06%

-------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON:
           CO

-------------------------------------------------------------------------------------------------

* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); and (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:                                     SECURICOR INTERNATIONAL
                                                                         LIMITED
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                    NOT APPLICABLE
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                         (b)  [ ]
-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           OO

-------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f)

-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           UNITED KINGDOM

-------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           937,042

-------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
           2.22%

-------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON:
           CO

-------------------------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended by Amendment No. 1 thereto (the "Tender Offer Statement"), filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), and (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser") relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of Intek Global Corporation, a Delaware corporation (the "Company"). The purchase price in the tender offer is $3.0125 per Share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), as supplemented by the First Supplement to Offer to Purchase dated August 2, 1999 (the "First Supplement"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase and related Letter of Transmittal were attached as Exhibits (a)(1) and (a)(2), respectively, to the initial filing of the Tender Offer Statement. The First Supplement and related Letter of Transmittal are attached as Exhibits (a)(10) and (a)(11), respectively, to this Amendment No. 2.

     This Amendment No. 2 also amends and supplements the Schedule 13D filed by
(i) Securicor, (ii) Parent, (iii) Purchaser, (iv) Securicor Communications Limited, a public limited company organized under the laws of the United Kingdom and a wholly-owned subsidiary of Securicor ("SCL"), and (v) Securicor International Limited, a corporation organized under the laws of the United Kingdom and a wholly-owned subsidiary of Securicor ("SIL"). Accordingly, this Amendment No. 2 also constitutes Amendment No. 13 to such Schedule 13D.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     The response to Item 3(b) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- SPECIAL FACTORS -- 1. BACKGROUND OF THE OFFER" and "-- 2. RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The responses to Items 4(a) and (b) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- THE TENDER OFFER -- 1. SOURCE AND AMOUNT OF FUNDS" in the First Supplement is hereby incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The response to Item 7 of the Tender Offer Statement is supplemented as follows: The information set forth under "INCREASE OF THE OFFER PRICE AND MERGER CONSIDERATION; EXTENSION OF EXPIRATION DATE OF THE OFFER" in the First Supplement is hereby incorporated by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The response to Item 9 of the Tender Offer Statement is supplemented as follows: The information set forth in the second paragraph under "ADDITIONAL INFORMATION -- THE TENDER OFFER -- 1. SOURCE AND AMOUNT OF FUNDS" in the First Supplement is hereby incorporated by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     The response to Item 10(e) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION -- THE TENDER OFFER -- 3. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY PROPOSALS" in the First Supplement is hereby incorporated by reference.

     The response to Item 10(f) of the Tender Offer Statement is supplemented as follows: The information set forth in the First Supplement and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(10) and
(a)(11), respectively, to this Amendment No. 2, is hereby incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS:

     Item 11 of the Tender Offer Statement is supplemented by adding the following information thereto:

(a)(9)   Press Release, dated July 15, 1999, issued by Purchaser.
(a)(10)  First Supplement to Offer to Purchase, dated August 2, 1999.
(a)(11)  Form of Letter of Transmittal.
(a)(12)  Press Release, dated August 2, 1999, issued by Purchaser.
(c)(2)   Amendment No. 1 to Agreement and Plan of Merger, dated as of
         July 30, 1999, by and among the Company, Parent and Purchaser.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-1 is true, complete and correct.

Dated: July 31, 1999

                                          SECURICOR PLC

                                          By: /s/ NIGEL GRIFFITHS
                                            ------------------------------------
                                          Name: Nigel Griffiths
                                          Title: Director

                                          SECURITY SERVICES PLC

                                          By: /s/ NIGEL GRIFFITHS
                                            ------------------------------------
                                          Name: Nigel Griffiths
                                          Title: Director

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-1 is true, complete and correct.

Dated: July 31, 1999

                                          IGC ACQUISITION CORP.

                                          By: /s/ C. GRICE MCMULLAN, JR.
                                            ------------------------------------
                                              Name: C. Grice McMullan, Jr.
                                              Title: Chairman of the Board and
                                              President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

Dated: July 31, 1999

                                          SECURICOR COMMUNICATIONS LIMITED

                                          By: /s/ NIGEL GRIFFITHS
                                            ------------------------------------
                                              Name: Nigel Griffiths
                                              Title: Director

                                          SECURICOR INTERNATIONAL LIMITED

                                          By: /s/ NIGEL GRIFFITHS
                                            ------------------------------------
                                              Name: Nigel Griffiths
                                              Title: Director

                                 EXHIBIT INDEX

EXHIBIT DESCRIPTION OF DOCUMENT
NUMBER
(a)(9)  Press Release, dated July 15, 1999, issued by Purchaser.
(a)(10) First Supplement to Offer to Purchase, dated August 2, 1999.
(a)(11) Form of Letter of Transmittal.
(a)(12) Press Release, dated August 2, issued by Purchaser.
(c)(2)  Amendment No. 1 to Agreement and Plan of Merger, dated as of
        July 30, 1999, by and among the Company, Parent and Purchaser.